UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 21)*

Saul Centers, Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

804395 10 1

(CUSIP Number)

William F Anhut, Jr.

7501 Wisconsin Avenue, Suite 1500

Bethesda, Maryland 20814

(301) 986-6108

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 23 Pages

13D

CUSIP No. 804395 10 1

1.	NAMES OF REPORTING PERSONS B. Francis Saul II
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER (See Item 6) 23,838 8. SHARED VOTING POWER (See Item 6) 6,127,592 9. SOLE DISPOSITIVE POWER (See Item 6) 23,838 10. SHARED DISPOSITIVE POWER (See Item 6) 6,127,592

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,151,430
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%
14.	TYPE OF REPORTING PERSON IN

Page 3 of 23 Pages

13D

CUSIP No. 804395 10 1

1.	NAMES OF REPORTING PERSONS B. F. Saul Property Company (formerly Franklin Property Company)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER (See Item 6) 225,038 8. SHARED VOTING POWER (See Item 6) 0 9. SOLE DISPOSITIVE POWER (See Item 6) 225,038 10. SHARED DISPOSITIVE POWER (See Item 6) 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,038
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14.	TYPE OF REPORTING PERSON CO

Page 4 of 23 Pages

13D

CUSIP No. 804395 10 1

1.	NAMES OF REPORTING PERSONS Westminster Investing Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER (See Item 6) 374,030 8. SHARED VOTING POWER (See Item 6) 0 9. SOLE DISPOSITIVE POWER (See Item 6) 374,030 10. SHARED DISPOSITIVE POWER (See Item 6) 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 374,030
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14.	TYPE OF REPORTING PERSON CO

Page 5 of 23 Pages

13D

CUSIP No. 804395 10 1

1.	NAMES OF REPORTING PERSONS Van Ness Square Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER (See Item 6) 107 8. SHARED VOTING POWER (See Item 6) 0 9. SOLE DISPOSITIVE POWER (See Item 6) 107 10. SHARED DISPOSITIVE POWER (See Item 6) 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

Page 6 of 23 Pages

13D

CUSIP No. 804395 10 1

1.	NAMES OF REPORTING PERSONS B.F. Saul Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION District of Columbia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER (See Item 6) 200,000 8. SHARED VOTING POWER (See Item 6) 4,206,163 9. SOLE DISPOSITIVE POWER (See Item 6) 200,000 10. SHARED DISPOSITIVE POWER (See Item 6) 4,206,163

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,406,163
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%
14.	TYPE OF REPORTING PERSON CO

Page 7 of 23 Pages

13D

CUSIP No. 804395 10 1

1.	NAMES OF REPORTING PERSONS B.F. Saul Real Estate Investment Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER (See Item 6) 3,692,052 8. SHARED VOTING POWER (See Item 6) 289,073 9. SOLE DISPOSITIVE POWER (See Item 6) 3,692,052 10. SHARED DISPOSITIVE POWER (See Item 6) 289,073

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,981,125
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.6%
14.	TYPE OF REPORTING PERSON OO

Page 8 of 23 Pages

13D

CUSIP NO. 804395 10 1

1.	NAMES OF REPORTING PERSONS Dearborn, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER (See Item 6) 289,073 8. SHARED VOTING POWER (See Item 6) 0 9. SOLE DISPOSITIVE POWER (See Item 6) 289,073 10. SHARED DISPOSITIVE POWER (See Item 6) 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 289,073
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14.	TYPE OF REPORTING PERSON OO

Page 9 of 23 Pages

AMENDMENT NO. 21

TO

SCHEDULE 13D

ITEM 1. Security and Issuer.

This statement on Schedule 13D, as amended from time to time (the “Schedule 13D”) is being filed with respect to the Common Stock, par value $.01 per share (the “Common Stock”) of Saul Centers, Inc., a Maryland corporation (“Saul Centers”), whose principal executive offices are located at 7501 Wisconsin Avenue, Suite 1500, Bethesda, Maryland 20814.

ITEM 2. Identity and Background.

Item 2 is amended in its entirety to read as follows:

This statement is filed by (1) B. Francis Saul II, (2) B. F. Saul Property Company (formerly Franklin Property Company), (3) Westminster Investing Corporation, (4) Van Ness Square Corporation, (5) B. F. Saul Company (the “Saul Company”), (6) B. F. Saul Real Estate Investment Trust (the “Saul Trust”), and (7) Dearborn, L.L.C., all or some of whom may be considered a group for the purposes of Rule 13d-1. B.F. Saul Property Company, Westminster Investing Corporation, Van Ness Square Corporation, the Saul Company, the Saul Trust, and Dearborn, L.L.C are hereinafter referred to collectively as the “Saul Entities.”

B. Francis Saul II is Chairman of the Board, a Director and Chief Executive Officer of (i) Saul Centers, (ii) the Saul Company, (iii) the Saul Trust, and (iv) Chevy Chase Bank, F.S.B. (“Chevy Chase”). The business address for Mr. Saul, Saul Centers, Saul Company and Chevy Chase is 7501 Wisconsin Avenue, Bethesda, Maryland 20814. The principal business of each of the foregoing entities (except for Chevy Chase, which is a federally chartered savings bank) is the development, ownership and management of real estate, directly or through subsidiary entities. The Saul Trust, a real estate investment trust organized and existing under Maryland law, is a majority owned subsidiary of the Saul Company. Chevy Chase is a majority owned subsidiary of the Saul Trust.

B. F. Saul Property Company, a Maryland corporation, and a wholly owned subsidiary of the Saul Company, is a company principally engaged in real estate management.

Westminster Investing Corporation, a New York corporation, is a company formerly engaged in the ownership and development of real estate and currently principally engaged in the ownership of equity interests in affiliated entities.

Page 10 of 23 Pages

Van Ness Square Corporation, a Maryland corporation, is a company formerly engaged in the ownership and development of real estate and currently principally engaged in the ownership of equity interests in affiliated entities.

Dearborn, L.L.C., a Delaware limited liability company, is a company engaged in the ownership and development of real estate and the ownership of equity interests in affiliated entities. The Saul Trust is the sole member of Dearborn, L.L.C.

The address of the principal business and principal office of each of the Saul Entities is 7501 Wisconsin Avenue, Bethesda, Maryland 20814.

Information about the directors and/or executive officers of each of the Saul Entities is set forth in the following tables. B. Francis Saul II is ultimately in control of each of the Saul Entities.

B. F. Saul Property Company

Name[1]	Position with Company and Present Principal Occupation if Different

B. Francis Saul III	Chairman of the Board and President; Vice Chairman, Chevy Chase Bank, F.S.B., President and Director, Saul Centers, Inc.

Ross E. Heasley	Vice President and Director; Vice President and Assistant Secretary, Saul Centers, Inc.

Jessica L. Parker	Secretary and Director; Group Vice President, Chevy Chase Bank, F.S.B.

Laurence Millspaugh	Senior Vice President – Acquisition and Development; Senior Vice President – Acquisition and Development, Saul Centers, Inc.

Steven N. Corey	Senior Vice President – Office Leasing

Henry C. Parrish III	Senior Vice President

Mark G. Carrier	Vice President

James P. Sprouse	Vice President

Merle F. Sustersich	Vice President

[1]	The business address of each person is 7501 Wisconsin Avenue, Bethesda, Maryland 20814.

Page 11 of 23 Pages

Bryon S. Barlow	Vice President – Office Management

Enio P. Guerra	Vice President

Barbara I. Reifsnider	Vice President

Alison B. Rubin	Vice President

Kenneth F. Kovach	Vice President

Donald A. Hachey	Vice President

Mark A. Hardy	Vice President

David B. Newcome	Vice President

Daniel A. Rigaux	Vice President

Westminster Investing Corporation

Name[2]	Position with Company and Present Principal Occupation if Different

B. Francis Saul II	Chairman of the Board and President; Chairman of the Board and Chief Executive Officer, Saul Centers, Inc. and Chevy Chase Bank, F.S.B.

B. Francis Saul III	Executive Vice President and Director; Vice Chairman, Chevy Chase Bank, F.S.B.; President and Director, Saul Centers, Inc.

George M. Rogers, Jr.[3]	Director; Senior Counsel, Shaw Pittman LLP.; Director, Chevy Chase Bank, F.S.B.

Ross E. Heasley	Vice President and Treasurer; Vice President and Assistant Secretary, Saul Centers, Inc.

Merle F. Sustersich	Secretary

Patrick T. Connors	Vice President

[2]	The business address of each person is 7501 Wisconsin Avenue, Bethesda, Maryland 20814 unless otherwise indicated.
[3]	Mr. Rogers’ business address is Shaw Pittman LLP, 2300 N Street, N.W., Washington, D.C. 20037.

Page 12 of 23 Pages

Van Ness Square Corporation

Name[4]	Position with Company and Present Principal Occupation if Different

B. Francis Saul II	Chairman; Chairman of the Board and Chief Executive Officer, Saul Centers, Inc. and Chevy Chase Bank, F.S.B.

B. Francis Saul III	President, Secretary and Director; Vice Chairman, Chevy Chase Bank F.S.B.; President and Director, Saul Centers, Inc.

William F. Anhut, Jr.	Vice President, Treasurer and Director; Vice President, Saul Centers, Inc.

B. F. Saul Company

Name[5]	Position with Company and Present Principal Occupation if Different

B. Francis Saul II	Chairman of the Board and President; Chairman of the Board and Chief Executive Officer, Saul Centers, Inc. and Chevy Chase Bank, F.S.B.

B. Francis Saul III	Executive Vice President and Director; Vice Chairman, Chevy Chase Bank, F.S.B.

George M. Rogers, Jr6	Director; Senior Counsel, Shaw Pittman LLP; Director, Chevy Chase Bank, F.S.B.

John R. Whitmore[7]	Director; Senior Advisor to The Bessemer Group, Inc.; Director, Saul Centers, Inc.; Director, Chevy Chase Bank, F.S.B.

[4]	The business address of each person is 7501 Wisconsin Avenue, Bethesda, Maryland 20814 unless otherwise indicated.
[5]	The business address of each person is 7501 Wisconsin Avenue, Bethesda, Maryland 20814.
[6]	Mr. Rogers’ business address is Shaw Pittman LLP, 2300 N Street, N.W., Washington, D.C. 20037.
[7]	Mr. Whitmore’s business address is The Bessemer Group, Incorporated, 630 Fifth Avenue, New York, New York 10111.

Page 13 of 23 Pages

Stephen R. Halpin, Jr.	Senior Vice President and Chief Financial Officer; Executive Vice President and Chief Financial Officer, Chevy Chase Bank, F.S.B.

Mark G. Carrier	Senior Vice President

Patrick T. Connors	Senior Vice President

Steven N. Corey	Senior Vice President – Office Leasing

Laurence Millspaugh	Senior Vice President – Acquisition and Development; Senior Vice President – Acquisition and Development, Saul Centers, Inc.

Jessica L. Parker	Assistant Vice President and Secretary; Group Vice President, Chevy Chase Bank, F.S.B.

D. Richard Adams	Vice President

Scott G. Armstrong	Vice President

Bryon S. Barlow	Vice President – Office Management

Steven W. Brand	Vice President

Clyde R. Dismukes	Vice President

Deborah D. Gault	Vice President

Enio P. Guerra	Vice President

Donald A. Hachey	Vice President

Craig J. Hamilton	Vice President

Mark A. Hardy	Vice President

Burke F. Hayes	Vice President

Ross E. Heasley	Vice President; Vice President and Assistant Secretary, Saul Centers, Inc.

Kenneth F. Kovach	Vice President

David B. Newcome	Vice President

Henry C. Parrish III	Vice President

Victoria A. Perkins	Vice President

Page 14 of 23 Pages

Henry Ravenel, Jr.	Vice President; Vice President, Saul Centers, Inc.

Barbara I. Reifsnider	Vice President

Daniel A. Rigaux	Vice President

Mark L. Rigsby	Vice President

Alison B. Rubin	Vice President

Sandra A. Seely	Vice President

Kenneth D. Shoop	Vice President and Treasurer; Vice President and Chief Accounting Officer, Saul Centers, Inc.

John A. Spain	Vice President

James P. Sprouse	Vice President

Merle F. Sustersich	Vice President

B. F. Saul Real Estate Investment Trust

Name[8]	Position with Company and Present Principal Occupation if Different

B. Francis Saul II	Trustee and Chairman; Chairman of the Board and Chief Executive Officer, Saul Centers, Inc. and Chevy Chase Bank, F.S.B.

Gilbert M. Grosvenor[9]	Trustee; Chairman of the Board of Trustees, National Geographic Society; Director, Saul Centers, Inc.; Director, Chevy Chase Bank, F.S.B.

George M. Rogers, Jr.[10]	Trustee; Senior Counsel, Shaw Pittman LLP.; Director, Chevy Chase Bank, F.S.B.

Garland J. Bloom	Trustee; Real Estate Consultant

[8]	The business address of each person is 7501 Wisconsin Avenue, Bethesda, Maryland 20814 unless otherwise indicated.
[9]	Mr. Grosvenor’s business address is National Geographic Society, 17th and M Streets, N.W., Washington, D.C. 20009.
[10]	Mr. Rogers’ business address is Shaw Pittman LLP, 2300 N Street, N.W., Washington, D.C. 20037

Page 15 of 23 Pages

John R. Whitmore [11]	Trustee; Senior Advisor to The Bessemer Group, Inc.; Director, Saul Centers, Inc.; Director, Chevy Chase Bank, F.S.B.

Philip D. Caraci	Trustee; Vice Chairman, Saul Centers, Inc.

B. Francis Saul III	Trustee, Vice President and Secretary; Vice Chairman, Chevy Chase Bank, F.S.B.; President and Director, Saul Centers, Inc.

Stephen R. Halpin, Jr.	Vice President and Chief Financial Officer; Executive Vice President and Chief Financial Officer, Chevy Chase Bank, F.S.B.

R. Timothy Hanlon	General Counsel; Executive Vice President and General Counsel, Chevy Chase Bank, F.S.B.

Kenneth D. Shoop	Vice President, Treasurer and Chief Accounting Officer; Vice President and Chief Accounting Officer, Saul Centers, Inc.

Patrick T. Connors	Vice President

Ross E. Heasley	Vice President; Vice President and Assistant Secretary, Saul Centers, Inc.

Henry Ravenel, Jr.	Vice President; Vice President, Saul Centers, Inc.

Laurence Millspaugh	Vice President; Senior Vice President – Acquisition and Development, Saul Centers, Inc.

Mark G. Carrier	Vice President

Steven N. Corey	Vice President

Henry C. Parrish III	Vice President

John A. Spain	Vice President

Merle F. Sustersich	Vice President

[11]	Mr. Whitmore’s business address is The Bessemer Group, Incorporated, 630 Fifth Avenue, New York, New York 10111.

Page 16 of 23 Pages

Dearborn, L.L.C.

Name[12]	Position with Company and Present Principal Occupation if Different

B. Francis Saul II	Chief Executive Officer; Chairman of the Board and Chief Executive Officer, Saul Centers, Inc. and Chevy Chase Bank, F.S.B.

B. Francis Saul III	President; Vice Chairman, Chevy Chase Bank, F.S.B.; President and Director, Saul Centers, Inc.

Ross E. Heasley	Vice President; Vice President and Assistant Secretary, Saul Centers, Inc.

Kenneth D. Shoop	Vice President and Treasurer; Vice President and Chief Accounting Officer, Saul Centers, Inc.

Patrick T. Connors	Vice President

Henry C. Parrish III	Vice President

Merle F. Sustersich	Secretary

[12]	The business address of each person is 7501 Wisconsin Avenue, Bethesda, Maryland 20814.

None of the persons filing this statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years from the date of this Amendment. To the best of the knowledge and belief of the Saul Entities, none of the directors and/or executive officers of the Saul Entities has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years from the date of this Amendment.

None of the persons filing this statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years from the date of this Amendment.

To the best of the knowledge and belief of the Saul Entities, none of the directors and/or executive officers of the Saul Entities was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years from the date of this Amendment.

All individuals named in this Schedule 13D are citizens of the United States of America.

Page 17 of 23 Pages

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended in its entirety to read as follows:

Saul Centers instituted a Dividend Reinvestment and Stock Purchase Plan in December 1995 (the “DRIP”) through which holders of Common Stock and holders of limited partnership interests in Saul Holdings Limited Partnership may choose to have some or all of their cash dividends or cash distributions automatically reinvested in shares of Common Stock. Since the filing of Amendment Number 20 to this Schedule 13D, Saul Centers has issued Common Stock pursuant to the DRIP on April 30, 2004. The Saul Trust, B. F. Saul Property Company, Van Ness Square Corporation and Dearborn, L.L.C. all participated in the DRIP and, consequently, were issued additional shares of Common Stock in lieu of receiving cash payments. The total amount reinvested and the number of shares acquired by such entities are as follows:

Saul Trust

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased
April 30, 2004	$1,937,439.83	$24.25	79,894.426

B. F. Saul Property Company

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased
April 30, 2004	$86,375.69	$24.25	3,561.884

Van Ness Square Corporation

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased
April 30, 2004	$40.89	$24.25	1.686

Dearborn, L.L.C.

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased
April 30, 2004	$110,954.02	$24.25	4,575.424

B. F. Saul Company Employees’ Profit Sharing Retirement Trust

The B. F. Saul Company Employees’ Profit Sharing Retirement Trust (the “Plan”) is a profit sharing retirement plan for the benefit of the employees of the Saul Company, its subsidiaries and other participating companies that invests its assets for the benefit of the employees of such companies. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code and is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by four trustees: B. Francis Saul II, Philip D. Caraci, Alexander R.M. Boyle and Stephen R. Halpin, Jr. Because B. Francis Saul II shares the power to vote and to dispose of the shares of Common Stock acquired by the

Page 18 of 23 Pages

Plan, the acquisition of such shares is being reported in this Schedule 13D. B. Francis Saul II disclaims beneficial ownership of the shares held by the Plan that exceed his pecuniary interest in the Plan.

The Plan participated in the DRIP and reinvested the following amounts for shares of Common Stock:

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased
April 30, 2004	$493,481.36	$24.25	20,349.747

Beginning in 1999, pursuant to a Deferred Compensation Plan for Directors, 100 shares of Common Stock were awarded annually as additional compensation to each person serving on the Board of Directors of Saul Centers as of the record date for the annual meeting of stockholders. In April 2004, the shareholders of Saul Centers approved the adoption of the 2004 Stock Plan and, as a result, the Board of Directors of Saul Centers terminated the Deferred Compensation Plan for Directors. In its place, pursuant to the 2004 Stock Plan, the Board of Directors approved an annual award of 200 shares of Common Stock to each person serving on the Board of Directors of Saul Centers as of the record date for the annual meeting of stockholders. B. Francis Saul II has elected to participate in the DRIP with respect to these shares. The total amount reinvested and the number of shares acquired by B. Francis Saul II is as follows:

B. Francis Saul II

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased
April 30, 2004	$239.61	$24.25	9.881

In addition, Mrs. Patricia E. Saul, the wife of B. Francis Saul II, has participated in the DRIP. The additional shares of Common Stock issued pursuant to the DRIP to Mrs. Patricia E. Saul are being reported in this Schedule 13D because B. Francis Saul II, by reason of his possible influence over his wife, has or might be deemed to have sole or shared voting and dispositive power over such shares. Mr. Saul disclaims beneficial ownership of all shares held by Mrs. Patricia E. Saul.

The amounts reinvested and the number of shares issued pursuant to the DRIP are listed below:

Patricia E. Saul (Mrs.)

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased
April 30, 2004	$23,645.98	$24.25	975.092

Page 19 of 23 Pages

ITEM 4. Purpose of Transaction.

Item 4 is amended in its entirety to read as follows:

The purpose of the acquisition of shares of Common Stock by the Saul Entities, the Plan, the Trusts (as defined in Item 5(b) below), B. Francis Saul II and Patricia E. Saul is investment. The Saul Entities, the Plan, the Trusts, B. Francis Saul II and Patricia E. Saul may purchase additional shares of Common Stock from time to time for the purpose of investment, subject to ownership limitations set forth in the Articles of Incorporation, as amended, of Saul Centers.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is amended in its entirety to read as follows:

a. The number and percentage of Common Shares beneficially owned by the reporting persons are set forth in the following table:

Reporting Person	Number of Shares Beneficially Owned		Percentage Of Class (%)
B. Francis Saul II	6,151,430	(1)	38.0
B. F. Saul Company	4,406,163	(2)	27.2
B. F. Saul Real Estate Investment Trust	3,981,125	(3)	24.6
Westminster Investing Corp.	374,030		2.3
Dearborn, L.L.C.	289,073		1.8
B. F. Saul Property Company	225,038		1.4
Van Ness Square Corporation	107		0.0

(1)	Includes all of the shares of Common Stock acquired by the Saul Entities, the Plan, the Trusts and Mrs. Patricia E. Saul. B. Francis Saul II owns 824 shares of Common Stock directly. Pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, the shares of Common Stock described above are considered to be beneficially owned by Mr. Saul because he has or may be deemed to have sole or shared voting and/or investment power in respect thereof. Mr. Saul disclaims beneficial ownership of 23,014 shares held by the Trusts, 61,606 shares held by Mrs. Patricia E. Saul, and certain shares held by the Plan that exceed his pecuniary interest in the Plan.
(2)	Includes all of the shares of Common Stock acquired by B. F. Saul Property Company, the Saul Trust and Dearborn, L.L.C. B. F. Saul Company owns 200,000 shares of Common Stock directly. Pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, the shares of Common Stock described above are considered to be beneficially owned by the Saul Company because it has or may be deemed to have sole or shared voting and/or investment power in respect thereof.
(3)	Includes all of the shares of Common Stock acquired by Dearborn, L.L.C. The Saul Trust owns 3,692,052 shares of Common Stock directly. Pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, the shares of Common Stock described above are considered to be beneficially owned by the Saul Trust because it has or may be deemed to have sole or shared voting and/or investment power in respect thereof.

The number of Common Shares beneficially owned collectively by the reporting persons and other affiliates of B. Francis Saul II excludes 5,193,989 units of limited partnership interest in Saul Holdings Limited Partnership, a Delaware limited partnership (the “Partnership”), which units, in general, are convertible into shares of Common Stock on a one-for-one basis. However, under the terms of the limited partnership agreement of the

Page 20 of 23 Pages

Partnership, at the current time, these 5,193,189 units may not be converted into shares of Common Stock because such conversion would cause the reporting persons and other affiliates of Mr. Saul to beneficially own collectively greater than 24.9% of the outstanding shares of Common Stock.

b. The Saul Entities have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock directly owned by each. The Saul Company shares the power to vote or to direct the vote and to dispose or to direct the disposition of shares of Common Stock owned by the Saul Trust, B. F. Saul Property Company and Dearborn, L.L.C. The Saul Trust shares the power to vote or to direct the vote and to dispose or to direct the disposition of shares of Common Stock owned by Dearborn, L.L.C. B. Francis Saul II shares the power to vote or to direct the vote and to dispose or to direct the disposition of shares of Common Stock owned by the Saul Entities and the Plan with the other directors, trustees or general partners of the Saul Entities, and the other trustees of the Plan, respectively. The information required by Item 2 with respect to the other directors, trustees and general partners of the Saul Entities is set forth in Item 2 above. The information required by Item 2 with respect to the other Plan trustees is set forth in the following table:

Name	Principal Occupation

Philip D. Caraci	Vice Chairman, Saul Centers, Inc.; Trustee, B. F. Saul Real Estate Investment Trust

Alexander R. M. Boyle	Vice Chairman, Chevy Chase Bank, F.S.B.

Stephen R. Halpin, Jr.	Executive Vice President and Chief Financial Officer, Chevy Chase Bank, F.S.B.; Vice President and Chief Financial Officer, B. F. Saul Real Estate Investment Trust; Vice President and Chief Financial Officer, B. F. Saul Company

The business address of Messrs. Caraci, Boyle and Halpin is 7501 Wisconsin Avenue, Bethesda, Maryland 20814.

B. Francis Saul II, as sole trustee of the Sharon Elizabeth Saul Trust, the Elizabeth Willoughby Saul Trust, the Andrew M. Saul Trust, and the Patricia English Saul Trust (collectively, the “Trusts”), has the sole power to vote and the sole power to direct the disposition of 23,014 shares of Common Stock held by these Trusts. Because of his possible influence over the trustees and beneficiaries of the trusts named below and over his wife, Mrs. Patricia E. Saul, Mr. Saul might be deemed to have shared voting or dispositive power over the shares of Common Stock owned by such Trusts and by Mrs. Saul as indicated by the following table:

Owner	Number of Shares
Bank of America, N.A., Trustee FBO Francis Saul III & Andrew M. Saul II u/a w/B. Francis Saul II dated 12/30/76	24,500
Bank of America, N.A., Trustee u/w Andrew M. Saul FBO Elizabeth W. Saul	1,000
Trust FBO Elizabeth W. Saul u/a dated 12/31/70, George M. Rogers, Jr., Successor Trustee	8,621
Trust FBO Andrew M. Saul II u/a dated 12/31/70, George M. Rogers, Jr., Successor Trustee	6,121
Trust FBO Patricia English Saul u/a dated 12/15/71, George M. Rogers, Jr., Successor Trustee	8,321
Trust FBO Sharon Elizabeth Saul u/a dated 12/31/70, George M. Rogers, Jr., Successor Trustee	3,000
Patricia E. Saul (Mrs.)	61,606

Page 21 of 23 Pages

Because Mr. Saul is not the beneficial owner of the shares held by the Trusts listed above, these shares are not included in Mr. Saul’s holdings in Item 5(a) above. However, because Mr. Saul has an indirect pecuniary interest in the shares held by his wife, Mrs. Patricia E. Saul, these shares are included in Mr. Saul’s holdings in Item 5(a) above.

The information with respect to the trustees of these Trusts and with respect to Mrs. Saul required by Item 2 is as follows.

Bank of America, N.A. is a national banking association with its principal business address and the address of its principal office at 1501 Pennsylvania Avenue, N.W., Washington, D.C. 20013.

George M. Rogers, Jr. is an attorney at law, whose principal occupation is as a senior counsel in the law firm of Shaw Pittman LLP, 2300 N Street, N.W., Washington, D.C. 20037, which is also Mr. Rogers’ business address.

Patricia E. Saul is the wife of B. Francis Saul II. She resides at One Quincy Street, Chevy Chase, Maryland 20815. Her principal occupation is that of housewife.

To the best of the information and belief of the persons filing this statement, during the past five years from the date of this Amendment, neither Bank of America, N.A., nor Mr. Rogers, nor Mrs. Saul, nor any of the Plan trustees has, during the past five years from the date of this Amendment, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Rogers, Mrs. Saul and the Plan trustees are citizens of the United States of America.

c. Other than as described in Item 3 above, the following are the only transactions known to the persons filing this statement since the filing of Amendment No. 20 to this Schedule 13D.

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The Saul Company acquired shares of Common Stock in the open market on the dates, in the amounts and for the total cost indicated in the following table:

Date of Purchase	Number of Shares	Price per Share	Total Cost
5/19/2004	2,287	$26.2299	$59,987.78
5/20/2004	6,187	27.0537	167,381.24
5/21/2004	6,187	27.5092	170,199.42
5/24/2004	6,087	28.1985	171,644.27
5/25/2004	6,087	28.6523	174,406.55
5/26/2004	6,087	29.0582	176,877.26
5/27/2004	6,087	29.5110	179,633.46
5/28/2004	6,087	29.6507	180,483.81
6/1/2004	8,146	29.7853	242,631.05
6/2/2004	8,146	29.5334	240,579.08
6/3/2004	17,500	29.9500	524,125.00
6/4/2004	8,146	29.8711	243,329.98
6/7/2004	9,844	30.0279	295,594.65
6/8/2004	9,844	30.1444	296,741.47
6/9/2004	9,844	30.1844	297,135.23
6/10/2004	9,844	29.9841	295,163.48
6/14/2004	10,643	30.0279	319,586.94
6/15/2004	10,643	30.4712	324,304.98
6/16/2004	10,643	30.9102	328,977.26
6/17/2004	10,643	31.6413	336,758.36
6/18/2004	10,643	31.5500	335,786.65
6/21/2004	13,601	31.4354	427,552.88
6/22/2004	6,774	31.3485	212,354.74

In addition, as described in Item 3, pursuant to the 2004 Stock Plan of Saul Centers, the Board of Directors has approved an annual award of 200 shares of Common Stock to each person serving on the Board of Directors of Saul Centers as of the record date for the annual meeting of stockholders. Pursuant to these resolutions, on June 2, 2004, B. Francis Saul II received 200 shares of Saul Centers Common Stock. The closing price of Saul Centers Common Stock on the New York Stock Exchange on June 2, 2000 was $29.69.

d. Beneficiaries of the Plan, beneficiaries of the Trusts, and Mrs. Patricia E. Saul have the right to receive dividends from, and the proceeds from the sale of, the shares of Common Stock acquired by the Plan, the Trusts, and Mrs. Saul, respectively. The interest of no such beneficiary, or Mrs. Patricia E. Saul, relates to more than five percent of the Common Stock.

e. Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1. Joint Filing Agreement dated as of June 25, 2004

Page 23 of 23 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ B. Francis Saul II
June 25, 2004	B. Francis Saul II

B. F. SAUL COMPANY

June 25, 2004	By:	/s/ B. Francis Saul II
B. Francis Saul II, President

B. F. SAUL PROPERTY COMPANY

June 25, 2004	By:	/s/ Ross E. Heasley
Ross E. Heasley, Vice President

WESTMINSTER INVESTING CORPORATION

June 25, 2004	By:	/s/ B. Francis Saul II
B. Francis Saul II, Chairman and President

VAN NESS SQUARE CORPORATION

June 25, 2004	By:	/s/ B. Francis Saul II
B. Francis Saul II, Chairman

DEARBORN, L.L.C.

	By:	B.F. SAUL REAL ESTATE INVESTMENT TRUST, its sole member

June 25, 2004	By:	/s/ B. Francis Saul II
B. Francis Saul II, Chairman

B. F. SAUL REAL ESTATE INVESTMENT TRUST

June 25, 2004	By:	/s/ B. Francis Saul II
B. Francis Saul II, Chairman